Mail Stop 6010

July 10, 2006

Barry D. Zyskind
Chief Executive Officer and President
AmTrust Financial Services, Inc.
59 Maiden Lane, 6th Floor
New York, New York 10038

> **Re:** **AmTrust Financial Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 12, 2006**
> **File No. 333-134960**

Dear Mr. Zyskind:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Exhibit 4.4 mentions a Purchase/Placement Agreement between the company and FBR. Please file this agreement and any other agreements relating to the February private placement.

2. We note there is no public market for your common stock, and you intend to apply for listing on either the NYSE or the Nasdaq National Market. We further

note that Item 501(b)(3) of Regulation S-K requires disclosure of a price or price range.

- Please include the following disclosure on the prospectus cover page: "The selling shareholders will sell at a price of [price or price range] per share until our shares are quoted on the New York Stock Exchange or the Nasdaq National Market and thereafter at prevailing market prices or privately negotiated prices."
- Please disclose in the Summary or in the Plan of Distribution section how you determined the fixed price at which the sellers will offer the shares prior to listing.
- Please revise throughout your prospectus, including page 150 in the Plan of Distribution section, so all disclosure is consistent with the idea that sales will be made at a fixed price or within a fixed price range until listing, at which time sales can be made at market or privately negotiated prices.
- Please eliminate the fourth paragraph on the Prospectus Cover Page.

<u>Summary, page 1</u>

3. Your Summary section contains much more detail than is necessary. We also note that much of the information in the Summary is repeated verbatim in the Business section of your document. Please revise to provide a substantially shorter summary of the information that is contained in the Business section, rather than repeating entire paragraphs of your document in the Summary. Also, please consider whether the "Our Competitive Strengths and Growth Strategy" discussion is necessary for the Summary.

4. Please explain what "acquisitions of renewal rights" means, and define "specialty risk."

5. Please briefly discuss the factors that have contributed to your growth since 2002.

6. Please state the percentage of your revenue attributable to each of your five insurance company subsidiaries, and briefly state which business segment each operates in.

<u>Risk Factors</u>

<u>Our loss reserves are based on estimates and may be inadequate . . . , page 15</u>

7. Please customize the disclosure and illustrate the risk by disclosing the amount of any material historical adjustments.

A downgrade in the A.M. Best rating of our insurance subsidiaries . . . , page 16

8. Please disclose the number of ratings A.M. Best has, and state where an A- ranks.

Regulators may challenge our use of fronting arrangements . . . , page 19

9. Please state your revenue attributable to fronting arrangements for the past two years. Also, state whether any state has proposed legislation or regulations to prohibit fronting arrangements.

Our inability to register the "AMTRUST" service mark . . . , page 20

10. Please discuss in this risk factor the letter you received from counsel for Ohio Savings Bank on October 24, 2005, which is discussed on pages 102-103.

Because we are subject to extensive state, federal, Irish and Bermudan . . . , page 24

11. As currently worded, this risk factor appears to be a general overview of the laws to which you are subject in the various jurisdictions in which you operate. Please revise the risk factor so that it discusses only the laws that you believe create a material risk to investors, for example because they are especially difficult to comply with or because you are aware that they are in the process of being changed in a way that will materially affect your company. In revising the risk factor, it will likely be appropriate to divide it up so that each individual risk factor focuses on a specific risk.

If we were unable to realize our investment objectives . . . , page 26

12. Please discuss the material effects, if any, of rising interest rates during the past several years on your investment results.

Our operating results may be adversely affected by currency fluctuations, page 27

13. Please quantify any material historical effects of currency fluctuations on your operating results and liquidity.

Our business is dependent on the efforts of our executive officers . . . , page 27

14. Please identify the "skilled underwriters and other skilled employees" who you believe may be difficult to replace.

15. Please state whether you have written employment contracts with any of the individuals mentioned in this risk factor.

AmTrust is an insurance holding company . . . , page 27

    16. Please disclose the amount of subsidiary funds currently unrestricted that could be upstreamed to the holding company.

AII may become subject to taxes in Bermuda after March 28, 2016, page 29

    17. Please file as an exhibit the document referenced in this risk factor from the Bermuda Minister of Finance.

Our principal stockholders will still have the ability . . . , page 31

    18. Please identify the shareholders with whom you have entered into transactions, as discussed in the second paragraph of this risk factor.

Future sales of our common stock may affect the value of our common stock, page 31

    19. Please state the number of shares subject to restrictions or lock-up agreements, and state when the restrictions or lock-up agreements expire.

Applicable insurance laws may make it difficult to effect a change . . . , page 32

    20. Please revise the risk factor and risk factor heading to clarify the risk to investors that is presented by difficulties in effecting a change of control.

We may be unable to pay dividends on our common stock, page 33

    21. Please state the amount of funds your subsidiaries currently have available to pay dividends to your company.

Being a public company will increase our expenses and administrative burden, page 33

    22. As currently worded, this risk factor could apply to any issuer or offering. Please revise the risk factor so that it describes your situation specifically. Similarly revise "We will be exposed to risks relating to evaluations of our internal controls over financial reporting . . ." on page 34.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

    23. In the second paragraph of this discussion you refer to "annual gross premiums written." It seems that a disproportionate amount of premiums written occur in the first quarter which often times is related to the fact that this is when most

policies renew. Please clarify in your discussion if this had any impact of these disproportionate amounts, and if not, explain what did cause them.

Critical Accounting Policies, page 46

24. Your disclosure of critical accounting estimates could be improved to provide investors with a fuller understanding of the uncertainties in applying such estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please revise your disclosures to include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, please disclose the uncertainties in applying these accounting policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Refer to Section V of Financial Reporting Release 72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 50

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 50

25. Please quantify the factors cited as reasons for the increase/decrease in premiums between periods. For example, in your discussion of net premiums earned, consider disclosing the change in number of policies in force, or the increase in premium rates to provide additional insight into the cause of the increase. This comment applies for all periods where premiums are discussed in MD&A.

26. Similar to the comment above, please revise your discussion of the significant change in the loss ratio to discuss the reasons for the "revised actuarially projected ultimate losses." Provide a more detailed discussion of about what caused these changes in estimates and the loss years to which they relate. Lastly, please review your entire Results of Operations discussion and ensure that you have thoroughly explained and quantified the effect of each income statement line item, in which you have identified multiple factors as being the cause of the increase (decrease) in comparing the periods presented.

Liquidity and Capital Resources, page 58

27. Please discuss in this section the indentures filed as exhibits 4.2 and 4.3. Include the lender, principal amount, interest rate, maturity date, and any other material terms.

28. Please file as an exhibit the General Agency Agreement.

29. Please revise your discussion to address the potential accounting impact that your decision to classify a significant portion of your fixed maturity securities as held to maturity will have on your operations.

30. For each of the ratings included in the tables on pages 60, 63, 85, and 98, please state the number of ratings the rating agency has and where the ratings in the tables rank.

Quantitative and Qualitative Disclosures About Market Risk, page 66

31. We note you select reinsurers with an A.M. Best rating of "A-." Please revise this statement as appropriate to account for the fact that the table on page 60 shows a reinsurer with a rating of "B++."

32. Please revise this discussion to include a quantified discussion in one of the prescribed formats related to this risk. This also applies to your discussion in the next section for "Equity Price Risk."

Business

Certain Acquisitions, page 76

33. Please file as exhibits the agreements underlying the WIC Acquisition, Muirfield Renewal Rights Acquisition, and Alea Renewal Rights Acquisition.

Intercompany Reinsurance, page 85

34. Since the table on page 86 discloses that RIC assumes 10% of TIC risk, please clarify why there is a second line within the "Assumes" field stating "N/A." Also, clarify why WIC's "Assumes" field contains two instances of "N/A" rather than just one. For example, are there two topics that are intended to be covered within the "Assumes" field? If so, please disclose what they are.

Loss Reserves, page 91

35. We believe your disclosure here and in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to

what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. In addition to your disclosure in the table on page 94, please disclose the amount of the gross reserve for loss and loss adjustment expense for each year presented by line of business.

b. We are aware that there are different methodologies for the short-tail vs. long-tail business. In addition to your current discussion of the methodologies used to determine your reserves for these lines of business, please disclose the following:
    1. Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
    2. Please describe the nature and frequency of your procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.

c. Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

d. It appears that you have revised your estimate of loss reserves recorded in prior years. Please provide the following to explain the reasons for your change in estimate in your reserves:
    1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.
    2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

    e. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

       1. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

       2. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in (1) above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

    f. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. To the extent possible, this discussion should link into the range discussion provided in the table on page 94.

<u>Reconciliation of Loss and Loss Adjustment Expense Reserves, page 95</u>

36. Please revise your presentation to include the information for the year ended December 31, 2003. Refer to Guide 6(2)(B)(1).

<u>Loss Development, page 95</u>

<u>Analysis of Loss and Loss Adjustment Expense Reserve Development, page 96</u>

37. Please explain to us why the adjustments to the prior year reserves disclosed in this table to not agree with the amounts included in your reconciliation of these reserves on page 95. For instance the redundancy of $1,050 disclosed in 2004 differs from the $962 disclosed in that table.

<u>Management, page 117</u>

38. Please state the dates when Mr. Gulkowitz began working at Brookville Capital and the dates he worked for Bankers Trust. Ensure that you have provided each of the positions he has held during the past five years.

Certain Relationships and Related Transactions, page 127

39. Please state what rights or other consideration New Gulf Holdings received in exchange for agreeing to be paid a reduced dividend.

40. Please file as exhibits the agreements underlying the transactions with AST, 59 Maiden Lane Associates, and Diversified Construction Management.

Selling Stockholders, page 131

41. We note in the fourth paragraph that one of the selling stockholders is a broker-dealer. Although you include the "#" footnote to identify broker-dealer affiliates, it does not appear you have identified the broker-dealer. Please identify the broker-dealer, and state it is an underwriter.

42. It does not appear that your Selling Stockholders table accounts for all of the shares being registered for resale. Please either revise the table to include all shares, or state that you will update the table after effectiveness with a post-effective amendment. Since you are not currently subject to the reporting requirements, you are not eligible for Form S-3, so rule 430B(b) does not appear to allow you to update the Selling Stockholders table with a prospectus supplement.

Consolidated Financial Statements – December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-3

43. Please revise your financial statements to include the audit opinion relied upon by Berenson that is referenced in the initial paragraph of their opinion related to the financial statements of APL.

Consolidated Balance Sheets, page F-4

44. Please revise your presentation to disclose the alternate valuation from the carrying amount of each class of investment. Refer to Note 1 of Item 7-03(a)(1) of Regulation S-X.

45. Please explain to us what the "Funds held under reinsurance treaties" line item represents and your accounting policy related to these amounts.

Consolidated Statements of Cash Flows, page F-7

46. Please explain to us why you included "Advance to/from affiliates" within your investing activities.

Notes to the Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

(f) Premiums, page F-10

47. Your discussions here and on page 94 in the second paragraph under "Specialty Risk and Extended Warranty" seem to indicate that the unearned premiums balances contain a significant estimate. Please clarify for us and in your disclosure what exactly this estimate represents and the factors that actually impact this estimate including what the "[p]remium adjustments on contracts" represent.

(h) Investments, page F-10

48. Please revise your presentation of your proportionate share of the equity income in the limited partnerships that you include in "Net investment income" to include it outside of revenues but before "Income from continuing operations." Refer to Item 7-04(11) of Regulation S-X.

(j) Policy Acquisition Costs, page F-12

49. Please explain to us why your amortization of deferred acquisition costs decreased in the current period when both premiums and deferred acquisition costs increased.

(l) Assessments, page F-13

50. Please provide a better discussion of the actual accounting policy used to calculate these reserves. Refer to paragraph 20 of SOP 97-3.

(m) Earnings Per Share, page F-13

51. Please revise your presentation to clearly indicate that the diluted EPS information in the table at the top of page F-14 is pro forma. In addition, for the 2003 period where the effect is antidilutive, clearly indicate that, because of the antidilutive effect, basic and pro forma diluted are equal.

3. Investments, page F-16

(b) Held-to-Maturity Securities, page F-16

> 52. We note that you had "[p]roceeds from sale of investments in held-to-maturity securities" in all periods presented. Please explain to us how these sales did not affect you ability to classify these securities as held-to-maturity.

4. Intangible Assets, page F-20

> 53. We have reviewed your disclosure with respect to intangible assets and have the following comments:
>   a. We note that the acquisition of the Princeton Agency acquisition resulted in the allocation of the entire purchase price to goodwill. Please clarify what was acquired in this transaction, and disclose the factors that contributed to that recognition, as required by paragraph 51(b) of SFAS 141.
>   b. Please explain to us how you arrived at the amortization period of forty years for the renewal rights given that these assets would generally appear to have a much shorter life given the fact that most policies will be renewed within one year.

7. Liability for Unpaid Loss and LAE, page F-22

> 54. Please revise this table to include the information for the year ended December 31, 2003. Refer to paragraph 10 of SOP 94-5.

> 55. Please revise your disclosure here to clarify the specific reasons for the "unfavorable loss development," and clarify the loss years to which they relate. This also applies to your disclosure on page F-53. Further, please clarify what periods the unfavorable loss development is attributable to.

13. Discontinued Operations, page F-28

> 56. Please explain to us what resulted in the significant amount of "Foreign currency gain from discontinued operations" discussed here and reported in your income statement.

21. Segment Reporting, page F-33

> 57. Your current presentation of the discontinued operations appears to include amounts from these operations in all segments. Please explain to us how this presentation of the Commercial Real Estate segment apparently within the other reported segments to arrive at "Net income." Also revise your presentation to include a discussion of what is included in the "Other" segment.

23. Fair Value Information, page F-35

58. Please tell us and disclose how management estimates fair value of investments for which no quoted market value is readily available. Also include the amounts for which management had to make these estimates.

Consolidated Financial Statements – March 31, 2006

Notes to Unaudited Condensed Consolidated Financial Statements, page F-50

59. Please revise your interim discussion to include the segment information for the interim period. Refer to paragraph 33 of SFAS 131.

3. Investments, page F-51

(b) Held-to-Maturity Securities, page F-51

60. In the last table on page F-52 you have a heading that says "Remaining Time to Maturity." Please clarify for us what this is intended to mean and how it affects the information provided in this table. This comment also applies to the similar heading in the table on page 99.

6. Share Based Compensation, page F-54

61. Your schedule here shows that you granted approximately 1.2 million options in the first quarter of 2006. However, your disclosure on page F-56 states that you did not award any options during 2006. Please reconcile these statements. In addition, explain to us the following related to certain assumptions used in these calculations:
   - Clarify for us how the exercise price relates to the issuance price of the shares issued in this offering.
   - Provide to us a detailed schedule that includes the sale amount of fair value assumed each issuance of common shares or stock options or conversion into common shares since January 1, 2005.
   - Explain to us how you determined the "actual historical changes in market value" used in the volatility calculation given that a public market for your common shares did not appear exist.
   - Explain how the statement made under "Expected Lives" on page F-57 that "[o]ptions granted have a maximum term of five years" relates to your assumption "Weighted average expected lives in years" of 5.75 years disclosed in the table on page F-56 and your weighted average remaining contractual term of 5.7 years discussed in the last paragraph of page F-57.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Henry I. Rothman, Esq.
        Troutman Sanders LLP
        The Chrysler Building
        405 Lexington Avenue
        New York, NY 10174